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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             _______________________

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 22)*

                             _______________________

                             TRIARC COMPANIES, INC.
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $.10 PER SHARE
            CLASS B COMMON STOCK, SERIES 1, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)

                        CLASS A COMMON STOCK: 895927 10 1
                        CLASS B COMMON STOCK: 895927 30 9
                                 (CUSIP Number)

                                  PETER W. MAY
                           C/O TRIARC COMPANIES, INC.
                                 280 PARK AVENUE
                            NEW YORK, NEW YORK 10017
                            TEL. NO.: (212) 451-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                             _______________________

                                JANUARY 31, 2006
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 2 of 9
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         NELSON PELTZ
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [_]
                                                                         (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Not applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                            [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                     7      SOLE VOTING POWER  (See Item 5)



    NUMBER OF        -----------------------------------------------------------
     SHARES          8      SHARED VOTING POWER (See Item 5)
BENEFICIALLY OWNED
     BY EACH                 12,788,630 (Class A Common Stock)
    REPORTING                20,492,591 (Class B Common Stock)
     PERSON      -----------------------------------------------------------
      WITH           9      SOLE DISPOSITIVE POWER  (See Item 5)

                            8,126,320 (Class A Common Stock)
                            13,044,020 (Class B Common Stock)
                     -----------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER  (See Item 5)

                            23,750 (Class A Common Stock)
                            200,750 (Class B Common Stock)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         (See Item 5)

         12,788,630 (Class A Common Stock)
         20,492,591 (Class B Common Stock)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         47.8% (Class A Common Stock)*
         33.8% (Class B Common Stock)*
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14       TYPE OF REPORTING PERSON

         IN
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----------------------
* These percentages are calculated based on 23,964,599 shares of Class A Common Stock and 52,472,346 shares of Class B Common Stock outstanding as of October 31, 2005, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended October 2, 2005.

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---------------------------------------------         --------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 3 of 9
---------------------------------------------         --------------------------

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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         PETER W. MAY
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [_]
                                                                         (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Not applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                            [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                     7      SOLE VOTING POWER  (See Item 5)


    NUMBER OF        -----------------------------------------------------------
     SHARES          8      SHARED VOTING POWER (See Item 5)
BENEFICIALLY OWNED
     BY EACH                12,802,680 (Class A Common Stock)
    REPORTING               20,367,391 (Class B Common Stock)
     PERSON       -----------------------------------------------------------
      WITH           9      SOLE DISPOSITIVE POWER  (See Item 5)

                            4,489,405 (Class A Common Stock)
                            6,868,895 (Class B Common Stock)
                     -----------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER  (See Item 5)

                            37,800 (Class A Common Stock)
                            75,550 (Class B Common Stock)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         (See Item 5)

         12,802,680 (Class A Common Stock)
         20,367,391 (Class B Common Stock)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         47.9% (Class A Common Stock)*
         33.6% (Class B Common Stock)*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------------
* These percentages are calculated based on 23,964,599 shares of Class A Common Stock and 52,472,346 shares of Class B Common Stock outstanding as of October 31, 2005, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended October 2, 2005.

---------------------------------------------         --------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 4 of 9
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                        AMENDMENT NO. 22 TO SCHEDULE 13D


                  This Amendment No. 22 amends and supplements the Schedule 13D dated October 13, 1992 (the "Original Statement"), as amended and restated by Amendment No. 6 dated May 3,1993, as amended by Amendment No. 7 dated February 14, 1996, as amended by Amendment No. 8 dated October 13, 1998, as amended by Amendment No. 9 dated March 12, 1999, as amended by Amendment No. 10 dated May 4, 1999, as amended by Amendment No. 11 dated November 12, 2002, as amended by Amendment No. 12 dated April 25, 2003, as amended by Amendment No. 13 dated July 1, 2003, as amended by Amendment No. 14 dated September 24, 2003, as amended by Amendment No. 15 dated December 4, 2003, as amended by Amendment No. 16 dated January 15, 2004, as amended by Amendment No. 17 dated April 20, 2004, as amended by Amendment No. 18 dated June 29, 2004, as amended by Amendment No. 19 dated July 23, 2004, as amended by Amendment No. 20 dated May 23, 2005 and as amended by Amendment No. 21 dated January 6, 2006 (the Original Statement, as so amended shall be known as the "Statement"), with respect to the Class A Common Stock, par value $.10 per share (the "Class A Common Stock"), and the Class B Common Stock, Series 1, par value $.10 per share (the "Class B Common Stock"), in each case of Triarc Companies, Inc., a Delaware corporation and successor by merger to Triarc Companies, Inc., an Ohio corporation formerly named DWG Corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

                  Except as set forth below, there are no changes to the information set forth in the Statement. As noted in Amendment Nos. 14, 15, 16, 17, 18, 19, 20 and 21, all

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Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 5 of 9
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references in the Statement to "Common Stock" shall be deemed to refer to the
Class A Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE COMMON STOCK OF THE ISSUER.

         Item 6 of the Statement is amended by deleting the second and third paragraphs thereof and replacing them with the following:

                  On December 21, 1995, all shares of Common Stock previously pledged by the Purchaser to Citibank were released. On January 19, 1996, the Custodial Loans were repaid in full and all shares of Common Stock previously pledged by the Purchaser to Custodial Trust Company were released. As of January 18, 1996, Messrs. Peltz and May each entered into separate loan documentation with respect to certain loans that are secured by shares of Common Stock (as amended, the "BOA Loans") made to each of them in the ordinary course of business by Bank of America, N.A., formerly known as NationsBank, N.A. ("BOA"). Each of the BOA Loans are revolving demand loans and bear interest at a rate based upon the London interbank offered rate.

                  The BOA Loans are secured by certain shares of Class A Common Stock and Class B Common Stock owned by Mr. Peltz (in the case of loans to Mr. Peltz) and by Mr. May (in the case of loans to Mr. May). The loan documentation in connection with each of the BOA Loans contains standard default provisions and other provisions with respect to the shares of Common Stock pledged pursuant thereto. The Pledge and Security Agreement entered into by Mr. Peltz with respect to the Common

---------------------------------------------         --------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 6 of 9
---------------------------------------------         --------------------------


         Stock owned by him and the Pledge and Security Agreement entered into by Mr. May with respect to the Common Stock owned by him are filed as Exhibits 30 and 27, respectively, hereto and are incorporated herein by reference.

         Item 6 of the Statement is further amended by adding the following new paragraph at the end of such Item:

                  On January 31, 2006, Mr. Peltz's BOA Loan documentation was amended to increase the available borrowings thereunder. In connection with this amendment, Mr. Peltz increased the number of shares of Common Stock pledged to secure the loan from BOA described herein. As of January 31, 2006, 5,684,249 shares of Class A Common Stock and 6,359,889 shares of Class B Common Stock were pledged by Mr. Peltz to secure the BOA Loan to Mr. Peltz and 2,987,569 shares of Class A Common Stock and 3,055,716 shares of Class B Common Stock were pledged by Mr. May to secure the BOA Loan to Mr. May.

---------------------------------------------         --------------------------
Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 7 of 9
---------------------------------------------         --------------------------


                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  February 23, 2006



                                        /s/ Nelson Peltz
                                        -----------------------------
                                        Nelson Peltz



                                        /s/ Peter May
                                        -----------------------------
                                        Peter W. May




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Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 8 of 9
---------------------------------------------         --------------------------


                                  EXHIBIT INDEX


EXHIBIT                            DESCRIPTION                PAGE NO.
-------                            -----------                --------

   1     Stock Purchase Agreement dated as of October 1,    Filed with Original
         1992 by and between the Purchaser, Posner,         Statement
         Posner Trust and Security Management.

   2     Exchange Agreement dated as of October 12, 1992    Filed with Original
         between the Company and Security Management.       Statement

   3     Agreement dated as of October 1, 1992 between      Filed with Original
         the Company and the Purchaser.                     Statement

   4     Agreement of Limited Partnership of the            Filed with Original
         Purchaser dated as of September 25, 1992.          Statement

   5     Joint Filing Agreement of the Purchaser, Peltz     Filed with
         and May.                                           Amendment No. 14


   6     Memorandum of Understanding, dated January 21,     Filed with
         1993, by and between the Purchaser and William     Amendment No. 2
         A. Ehrman, individually and derivatively on behalf of SEPSCO.

   7     Letter dated January 25, 1993 from Steven Posner   Filed with
         to the Purchaser Filed with Amendment (including   Amendment No. 2
         proposed terms and conditions of Consulting
         Agreement to be No. 2 entered into between the Company and Steven Posner).

   8     Undertaking and Agreement, dated February 9,       Filed with
         1993, executed by the Purchaser.                   Amendment No. 3

   9     Amendment No. 3 dated as of April 14, 1993 to      Filed with
         Agreement of Limited Partnership of the            Amendment No. 4
         Purchaser.

  10     Citibank Loan Documents (Exhibits and Schedule     Filed with
         omitted).                                          Amendment No. 4


  11     Republic Loan Documents (Exhibits and Schedules    Filed with
         omitted).                                          Amendment No. 4


  12     Pledge and Security Agreement, dated as of April   Filed with
         5, 1993, between the Purchaser and Citibank.       Amendment No. 5

  13     Custodial Loan Documents.                          Filed with
                                                            Amendment No. 5

  14     Agreement, dated May 2, 1994 among Nelson Peltz,   Filed with
         Peter W. May and Leon Kalvaria.                    Amendment No. 6

  15     Amended and Restated Pledge and Security           Filed with
         Agreement, dated as of July 25, 1994 between the   Amendment No. 6
         Purchaser and Citibank.

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Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 9 of 9
---------------------------------------------         --------------------------


  16     Amendment No. 1 dated as of November 15, 1992 to   Filed with
         Agreement of Limited Partnership of the            Amendment No. 7
         Purchaser.

  17     Amendment No. 2 dated as of March 1, 1993 to       Filed with
         Agreement of Limited Partnership of the            Amendment No. 7
         Purchaser.

  18     Amendment No. 4 dated a January 1, 1995 to         Filed with
         Agreement of Limited Partnership of the            Amendment No. 7
         Purchaser.

  19     Amendment No. 5 dated as of January 1, 1996 to     Filed with
         Agreement of Limited Partnership of the            Amendment No. 7
         Purchaser.

  20     BOA Loan documents, as amended (Exhibits and       Filed herewith
         Schedules omitted).


  21     Letter, dated October 12, 1998, from Messrs.       Filed with
         Nelson Peltz and Peter W. May to the Company.      Amendment No. 8

  22     Press release, issued by the Company, dated        Filed with
         October 12, 1998.                                  Amendment No. 8


  23     Letter, dated October 12, 1998, from the Company   Filed with
         to Messrs. Nelson Peltz and Peter W. May.          Amendment No. 8

  24     Press release issued by the Company, dated March   Filed with
         10, 1999.                                          Amendment No. 9


  25     Amended and Restated Agreement of Limited          Filed with
         Partnership of the Purchaser, amended and          Amendment No. 11
         restated as of November 11, 2002.

  26     Pledge Agreement dated April 2, 2001, made by      Filed with
         Peltz Family Limited Partnership, in favor of      Amendment No. 13
         Bank of America, N.A.

  27     Pledge and Security Agreement dated April 2,       Filed with
         2003, made by Peter W. May, in favor of Bank of    Amendment No. 13
         America, N.A. (Schedule II omitted).

  28     Voting Agreement, dated June 26, 2004, by and      Filed with
         among Messrs. Nelson Peltz, Peter W. May and       Amendment No. 18
         Gregory H. Sachs.

  29     Voting Agreement dated July 23, 2004, between      Filed with
         Messrs. Nelson Peltz and Peter W. May.             Amendment No. 19

  30     Pledge and Security Agreement dated July 23,       Filed herewith
         2004, made by Nelson Peltz, in favor of Bank of America, N.A., as amended (Schedule I omitted).

  31     Amendment No. 1 to Pledge and Security Agreement   Filed with
         dated July 23, 2004, made by Peter W. May, in      Amendment No. 19
         favor of Bank of America, N.A.